August 5, 2013
Via EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Notice of disclosure filed in Exchange Act Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934
Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Artisan Partners Asset Management Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013, which was filed with the Securities and Exchange Commission on August 5, 2013. This disclosure can be found beginning on page 49 of the Quarterly Report and is incorporated by reference herein.

Respectfully submitted,

Artisan Partners Asset Management Inc.

By:	/s/ Janet D. Olsen
Janet D. Olsen Executive Vice President, Chief Legal Officer and Secretary